UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
The Bombarda Rum Company Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    April 20, 2020

Physical address of issuer
13300 Sw 98 PL

Website of issuer
www.bombardarum.com

Current number of employees
2

Filer EDGAR CIK
0001938496

Filer EDGAR CCC
emejr2j@

Filer EDGAR Password
p@ixa4cahobf

Filer EDGAR PMAC
s3q*ucfo

Submission Contact Person Information

    Name
    James Papagno

    Phone Number
    (561) 479-6355

    Email Address
    captainjames@bombardarum.com

    Notification Email Address
    captainjames@bombardarum.com

Signatories

    Name
    james papagno

    Signature

    Title
    CEO

    Email
    captainjames@bombardarum.com

    Date
    July 23, 2024